As Filed with the Securities and Exchange Commission On ________________ Date



10010553

Registration No. ____________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

The Carlyle | ULTRA, inc.

(Exact name of issuer as specified in its charter)

TEXAS	**5400**	**20-8320716**
State of incorporation	SIC CODE	IRS Employment ID Number

2310 Converse
Houston TX 77006
713 942 1050
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Jason Perry
VP
The Carlyle | ULTRA, inc.
2310 Converse
Houston Tx 77006
713 942 1050
(Name, address, including zip code, and telephone number, including area code, of agent for service)

It is the intention of the issuer that this offering statement shall become qualified by operation of the terms of Regulation A.

(only common stock is in this offering preferred stock is not to be sold publicly or privately to anyone; offered securities are to be purchased only by persons in states, districts, areas where it is legal to do so or until company has provided such local registrations as to make the purchase of offered securities legal.)

PART I – NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors

James R. Perry
Director
3903 Cedarwood Dr.
Pearland TX 77584

Jason Perry
Director
3903 Cedarwood Dr.
Pearland TX 77584

(b) the issuer's officers;

James R. Perry
President (powers similar to CEO)
3903 Cedarwood Dr.
Pearland TX 77584

Jason Perry
Vice President (powers similar to COO)
Secretary (Requires duties similar to CFO)
3903 Cedarwood Dr.
Pearland TX 77584

(c) the issuer's general partners -

n/a

(d) record owners of 5 percent or more of any class of the issuer's equity securities; & (e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

James R. Perry
Owns 50% of Preferred Stock
Owns 35% of Common Stock
3903 Cedarwood Dr.
Pearland TX 77584

Jason G. Perry
Owns 50% of Preferred Stock
Owns 35% of Common Stock
3903 Cedarwood Dr.
Pearland TX 77584

The Carlyle | ULTRA, inc.
company itself holds 30% of common stock
2310 Converse
Houston Tx 77006

(f) promoters of the issuer; n/a
(g) affiliates of the issuer; n/a
(h) counsel to the issuer with respect to the proposed offering; - n/a
(i) each underwriter with respect to the proposed offering; -n/a
(j) the underwriter's directors; -n/a
(k) the underwriter's officers; -n/a
(l) the underwriter's general partners; and -n/a
(m) counsel to the underwriter. - n/a

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

They Are Not

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

Not Applicable

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

The securities are to be sold through nationally registered and sanctioned brokerages and may eventually be listed on the quotation systems the Over-The-

Counter-Bulletin-Board (OTCBB) and the Pink Sheets quotation system by an appropriate market maker. These quotation systems are accessed via the world-wide-web as also are most stock brokers it is impossible to know who will investigate our stock and want to purchase it and where these persons live.

The Company has not yet registered in any state its securities but will willfully register in any state where registration seems appropriate. Company can not be sure of who purchases its stock and if any state laws are violated. Pursuant to Commission Release No. 33-7233 (October 6, 1995) all SEC filings, press releases, public financial statements etc will be made available at all times on the company's website (www.carlyleultra.com) to satisfy delivery requirements.

The company will market the sell of its shares by solicitation of endorsements of penny stock investment groups. These groups operate as clubs with members who are familiar with the purchase and risk of penny stocks. These group have thousands of members all over the world who subscribe to the club newsletters most via electronic mail and who act upon the suggestions of the clubs as to what new micro-capitalization companies seem to be promising investments.

The company will in no way market itself to low net-worth investors or investors who are with out knowledge of investment in small companies and penny stocks.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Not Applicable

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

No Securities have been sold within last year

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

No Securities have been sold within last year

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon forexemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

N/A

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

N/A

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

N/A

(2) To stabilize the market for any of the securities to be offered;

N/A

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

N/A

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

N/A

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

N/A - no experts used

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

N/A

PART II – OFFERING CIRCULAR USING OFFERING CIRCULAR MODEL A.

The Carlyle | ULTRA

The Carlyle | UTLRA, inc. official Circular (model A).

The Carlyle | ULTRA, inc. offers at a maximum

1,000,000 shares of Common Stock

& at a minimum

300,000 Shares of Common Stock

Shares to be sold at $1.00 a share proceeds at maximum are $1,000,000 and at minimum are $300,000.

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No
Is there other compensation to selling agent(s)? [ ] Yes [X] No
Is there a finder's fee or similar payment to any person? [ ] Yes [X] No
Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No
Is this offering limited to members of a special group, such as employees of the Company or individuals?
[ ] Yes [X] No
Is transfer of the securities restricted? [ ] Yes [X] No

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING. IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:
[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable. The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.
This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 1,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

NO STATE REGISTRATION: THE COMPANY HAS NOT AS YET REGISTERED FOR SALE IN ANY STATE. THE COMPANY CAN UNDERTAKE NO ASSURANCE THAT STATE LAWS ARE NOT VIOLATED THROUGH THE FURTHER SALE OF ITS SECURITIES. THE ISSUER INTENDS TO REGISTER ITS SHARES FOR SALE IN THOSE STATES IN WHICH THERE ARE INDICATIONS OF SUFFICIENT INTEREST. SO FAR, NO SHARES HAVE BEEN OFFERED AND THEREFORE THERE HAVE BEEN NO INDICATIONS OF INTEREST FROM ANY STATE.

Calculation of Registration Fee:

1,000,000 shares of common stock are to be registered at the offering price of $1 for a total maximum offering of $1,000,000. This document is filed in United States Government Fiscal year 2011 (start OCT 1 2010) and rates for $1,000,000 are $116.10 so the total fee paid for this application is $116.10 (see fee rate advisory #2 for fiscal year 2011 by the Securities Exchange Commission).

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of ~~62~~ pages.

63

THE COMPANY

1. Exact corporate name: The Carlyle| ULTRA, inc.
State and date of incorporation: Texas 1-12-2007
Street address of principal office: 2310 converse Houston Tx 7006
Company Telephone Number: (713) 942 1050
Fiscal year: dec-31
Person(s) to contact at Company with respect to offering: Jason Perry
Telephone Number (if different from above): (713) 942 1050

About US

The Company Is actively in the development of and operation of businesses that are in the industry of alternative entertainment. Alternative Entertainment refers to entertaining people who live an alternative lifestyle. Using new technologies sanctioned by Underwriters Laboratories and local code enforcement departments the company is able to develop aesthetically pleasing and functional businesses with reduced operating cost. The alternative entertainment business's market share in America would be measured in the billions of dollars annually but the company currently only focuses on the market share of one neighborhood in the city of Houston, Texas know as Fairveiw & Avondale whose market share as reported to the Comptroller of the State of Texas is between $2million and $2.5 million dollars a month. After establishing a healthy portion of this neighborhood's market share the company hopes to expand to Houston wide operations and then Texas wide.

Offering Summary:

the company currently owns 300,000 shares of common stock itself it looks to sell to the market and receive all the proceeds of those sales. The proceed funds will go to the company's cash reserves. The directors of the company currently own 700,000 shares of the company and are not looking to sell any of their shares and may not be-able to sell their shares legally for a certain time table after the offering commences anyways. If the directors sell their shares eventually they will receive the proceeds of such sale.

Contact Us

The Headquarters of the company are located on the second floor of the same building that houses its restaurant operation located at

2310 Converse
Houston TX 77006

we can also be reached on the world wide web at www.carlyleultra.com

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and other information included in this prospectus. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected and you may lose some or all of your investment.

1. THE BUSINESS IS EFFECTED BY COMMODITY PRICES
We sell and service in a retail fashion product that is made by purchasing raw materials that are effected by Food and Alcoholic beverage commodity prices. A rapid price acceleration in commodities may damage our margins, earnings, and profits if any.

2.WE ARE A START-UP BUSINESS WITH A SMALL CUSTOMER BASE AND, IF WE DO NOT EXPAND OUR CUSTOMER BASE, WE WILL NOT GENERATE SUFFICIENT REVENUES TO MAKE OUR BUSINESS SUCCESSFUL.
We are a start-up business with a small customer base. In order to become profitable, we will have to develop a substantial customer base and generate sufficient revenues to cover our expenses and eventually become profitable. We may not be successful at attracting customers. If we are unsuccessful at generating revenues from customers, our business will likely fail and you may lose some or all of your investment.

3. WE DEPEND ON THE EXPERIENCE OF OUR EXISTING MANAGEMENT TEAM AND THE LOSS OF ANY ONE OF OUR EXECUTIVE LEADERSHIP WILL AFFECT OUR ABILITY TO IMPLEMENT OUR BUSINESS PLAN.
Our performance is substantially dependent on the performance of James Perry President and Jason Perry Vice President. Each of these executives is knowledgeable about our company and business plan. The loss of the services of any of these key employees would require us to expend time and resources to seek a replacement. We would also have to invest in training and educating such replacement about our business. We have limited resources and it may be difficult for us to offer compensation that would allow us to attract well-qualified executive officers. If the replacement has less experience than our existing executive officers or does not understand our business as well, we may not implement our business plan successfully. Without the expertise of either of these two officer we may be forced to curtail operations or, ultimately, close the business entirely.

4. OUR PRESIDENT AND VICE PRESIDENT POSSESS SIGNIFICANT CONTROL OVER OUR OPERATIONS, AND BECAUSE OF THIS THEY MAY CHOOSE A PLAN OF ACTION WHICH WILL DEVALUE OUR OUTSTANDING SECURITIES.
The President and Vice President of the company currently own 100% of all preferred or voting stock. Accordingly, these individuals possess significant influence on matters. These matters include the election of directors, mergers, consolidations, the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. This amount of control by our founders gives them substantial ability to determine the future of our Company, and as such, they may elect to close the business, change the business plan or make any number of other major business decisions without obtaining the approval of shareholders. This control may eventually make the value of your investment worthless.

5. IF WE DO NOT MANAGE OUR GROWTH, WE MAY NOT BE SUCCESSFUL.
We are currently a very early-stage company. In order to become profitable, we will need to substantially grow our business. Our growth is expected to place a significant strain on our managerial, operational and financial resources. Our

systems, procedures and controls may not be adequate to support our operations and we may not be able to achieve the rapid execution necessary to successfully offer our products and implement our business plan. Our future operating results will also depend on our ability to add additional personnel commensurate with the growth of our business. If we are unable to manage growth effectively, our business, results of operations and financial condition may deteriorate and our business may fail. As a result, you may lose some or all of your investment.

6.WE FACE INTENSE COMPETITION, AND IF WE ARE NOT SUCCESSFUL IN MARKETING OUR PRODUCTS, OUR BUSINESS COULD FAIL.

The alternative entertainment business has few competitors but competitors who are experienced and well capitalized. If we do not identify and audience and take market share from these established competitors our business could fail, and you could lose some or all of your investment.

7.THE ALTERNATIVE ENTERTAINMENT INDUSTRY IS SUBJECT TO GOVERNMENT REGULATION WHICH MAY INCREASE OUR COSTS AND REDUCE OUR MARGINS.

Our operations are subject to inspection and permitting by State, County, and City level authorities. Failure to keep current in our permitting could cause the closure of our business and the further failure of our business which could cause you to lose some or all of your investment.

RISKS RELATED TO OUR STOCK

8. THERE IS NO MARKET FOR OUR COMMON STOCK AND THEREFORE, YOU MAY FIND IT EXTREMELY DIFFICULT OR IMPOSSIBLE TO SELL YOUR STOCK.

Currently, there is no market for our common stock. Because of this, it is difficult to determine how much our securities are worth. This makes an investment in our stock very speculative. In addition, even if a market does develop for our securities, it is likely that it will be illiquid and sporadic. You may find it very difficult to sell your stock.

9. A TRADING MARKET MAY NOT DEVELOP FOR OUR COMMON STOCK AND YOU MAY FIND IT DIFFICULT OR IMPOSSIBLE TO SELL YOUR SHARES FOR THE FORESEEABLE FUTURE.

Our common stock does not currently trade in any market or exchange. We intend to list our shares on the Over the Counter Bulletin Board & Pink Sheet quotation system but we may not be successful in making that listing. If a trading market does not develop for our common stock, you may find it difficult or impossible to sell your shares.

10. "PENNY STOCK" RULES MAY MAKE BUYING OR SELLING OUR SECURITIES DIFFICULT WHICH MAY MAKE OUR STOCK LESS LIQUID AND MAKE IT HARDER FOR INVESTORS TO BUY AND SELL OUR SHARES.

Trading in our securities is subject to the SEC's "penny stock" rules and it is anticipated that trading in our securities will continue to be subject to the penny stock rules for the foreseeable future. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser's written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by these requirements may discourage broker-dealers from recommending transactions in our securities, which could severely limit the liquidity of our securities and consequently adversely affect the market price for our securities.

11. IF OUR STOCK DOES TRADE IN A MARKET OR EXCHANGE, OUR STOCK PRICE IS LIKELY TO BE VOLATILE, AND YOU MAY NOT BE ABLE TO RESELL SHARES OF OUR COMMON STOCK AT OR ABOVE THE PRICE YOU PAID.

Prior to this offering, our common stock has not been traded in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The trading price of our common stock following this offering is therefore likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

- Quarterly variations in our results of operations or those of our competitors.
- Announcements by us or our competitors of acquisitions, new products, significant orders, commercial relationships or capital commitments.
- The emergence of new sales channels in which we are unable to compete effectively.
- Our ability to develop and market new and enhanced products on a timely basis.
- Commencement of, or our involvement in, litigation.
- Any major change in our board or management.
- General economic conditions and slow or negative growth of related markets.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of individual companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

12 WE WILL INCUR INCREASED COSTS AS A RESULT OF BEING A PUBLIC COMPANY WHICH MAY ERODE OUR WORKING CAPITAL.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the Securities and Exchange Commission. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which we do not currently have, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. If our costs increase, our working capital will decrease.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. We generally use words such as "believe," "may," "could," "will," "intend," "expect," "anticipate," "plan," and similar expressions to identify

forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the reasons described in our "Risk Factor" section. Although we believe the expectations reflected in the forward-looking statements are reasonable, they relate only to events as of the date on which the statements are made, and our future results, levels of activity, performance or achievements may not meet these expectations. We do not intend to update any of the forward-looking statements after the date of this document to conform these statements to actual results or to changes in our expectations, except as required by law.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by
management. In reviewing this Offering Circular potential investors should keep in mind other possible risks
that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:
(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will
be produced or services that are or will be rendered.

The Company is involved in entertaining those people who live an alternative lifestyle. The entertaining of such individuals is known as the alternative entertainment industry and is in Houston, Tx alone a business which generates $3 to $4 million dollars a month in sales when including Neighboring Galveston Island.

The Company currently only operates in and looks to expand in one neighborhood in Houston, TX a residential neighborhood know as Fairview and Avondale. Houston, TX has no zoning and residential houses in the area have been converted to businesses or demolished and replaced with commercial businesses. This neighborhood is home to a dozen or so alternative entertainment businesses who sell between $2million and $2.5million dollars a month in entertainment related sales.

These business's entertain people who live an alternative lifestyle through operating dance clubs, bars, and restaurants. Currently The company owns one of these restaurants in that neighborhood know as "Bistro Valmont" and is looking to raise money to expand and open a new business in the neighborhood or buy one of the neighborhood's established businesses.

The company is also planning to open in 2011 a bar operation not in the alternative entertainment industry with an individual who owns a building on the major street Washington Avenue in Houston, Texas. The company is choosing to go into this venture as it has minimal to no cost in developing the bar as the individual is putting up the cost in exchange for access to the companies operational and government permit abilities & as The bar will have free rent.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The company produces the product sold being food to the customer by preparing it in equipment. The company currently has only two suppliers however the company is not limited to those suppliers, dozens of grocery service suppliers exist in Houston willing to do business with the company so the company is not limited by any contractual agreement or lack of supplier. The company constantly offers new products that all already exist and are listed in catalogs of food products that the company can sell.

Major suppliers who exist now are Martin Foods in Houston, TX and Sun Belt Produce in Houston, Tx.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that

industry. Describe that part of the industry and the geographic area in which the business competes or will compete. Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

The industry is the alternative entertainment industry in the Fairview and Avondale neighborhood in Houston, Texas. As the company has a restaurant our direct competitors are SpringForever who own "hollywood" an alternative restaurant/entertainment business and the organization know as Katz Never Closes which serves a main stream audience but also attempts to market to alternative audiences. SpringForever is currently selling hollywood for $5 million dollars however no persons who are interested in alternative entertainment have come forward to purchase it. Also the alternative entertainment/alternative restaurant "barnaby's" exists but has opposite operational hours and is not open when the company is so it is not really competition.

The company does not consider Hollywood or Katz Never closes as competition to it as these company's are priced much higher for their dining experience than the company's. Dinner at these restaurants cost at hollywood around $15 a person and at Katz $20 a person or more where as the company's Bistro Valmont has dinner starting at $5.95.

When the company expands into other alternative entertainment such as a bar business in the neighborhood its direct competitors will be

Charles Armstrong investments who operates 4 business's in the neighborhood and is currently for sale for $13.8 million dollars. Charles Armstrong would be the main competition as the company expands as that company has been in business since the 1980's and generates sales from 600,000 to 1,000,000 a month. Their business would be priced in the same area as future business's of the company. Located at 810 pacific Houston Tx 77006

Montrose Business Interests who operates 1 business and rents from SpringForever. And has sales around $35,000 a month. 2409 grant houston tx 770006

Crocker Bar would be competition to the company and has sales of $45,000 a month located at 2312 crocker, houston, tx 77006

other nearby bars could be competition but offer entertainment to one selection of people in the alternative entertainment segment such as people who like to see female impersonators, wear leather clothes, country and western dance, or watch sports games. These bars would only become competition if the company chose to target those select group of people in the alternative entertainment population.

Pricing of our product (dinner) is highly competitive but also provides a high margin for the company in most cases 70% gross profit or higher. Our price is determined by finding to company's cost of raw materials and creating a price that is competitive and also provides a high margin.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.
(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.
as of _____/_____/_____ $__________
(a recent date)
As of_____/_____/_____ $__________
(one year earlier)
Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

The company has attempted different advertising before through purchasing advertising in the print media that is just for alternative audiences in Houston such as Montrose Star. Such advertising was highly ineffective and the advertising method that worked was distributing flyers. Such method is used by our compititors and is used by the company. On any given Wednesday to Saturday in the Fairview/Avondale neighborhood in Houston, TX are hundreds to thousands of people wandering around the neighborhood walking to and from entertainment businesses. The advertising that is effective is to hand out to these people flyers about our business.

This advertising will continue.

No customer accounts for 20% of more of our business.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The company has Six employees, only one of the employees is paid. These employees include Jason Perry his father James Perry, his Mother Patricia Perry all who work at the company free of charge and will continue to work at the company to see appreciation in the share value of their stock that Jason and James Perry own in

the company. The three Perry's plan to continue to work for the company for years to come.

Houston Entertainers in the alternative entertainment industry Gia Elektra and Kara Dion volunteer at the company as promoters and help advertise the company. The two entertainers plan to stay with the company for the foreseeable future.

Attorney & operations consultant Louis Ivan Molnar consults the company on a pro-bono basis and often works at the company and will continue to do so for the foreseeable future.

The company also employs one waiter.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The company owns a building, land, and a parking lot located at 2310 converse, Houston, Tx 77006. The company has various commercial cooking equipment in that building.

The company is currently working to open a bar operation on washington Avenue in Houston, Texas with an individual who owns the building that will be used rent for the bar operation will be free and no financing will be necessary. Building is located at 2215 washington avenue, Houston, TX 77006

The company has one piece of equipment leased to it for no cost by the popular drink company Pepsi in exchange for using Pepsi drink products.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The company has no patents, copyrights, or trade secrets at this time. The only intellectual properties it has are not being threatened to be used by other people competing with the company so no steps are currently needed to be taken to register or protect such property . No money is expensed on research and development or on intellectual property preservation.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

The company's product is subject to regulation of the municipal health ordinances and its operations are subject to regulating of municapl building code. Future operations in the bar industry will bring company under regulation of the state alcoholic beverage agency. These regulations are minimal and require yearly or bi-yearly updates to permits and fees paid and do not have potentially damaging effects on the company.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

No subsidiaries exist.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

No mergers or acquisitions have taken place in last five years, nor are any futures mergers or acquisitions planned.

One stock split occurred in November 2010 in anticipation of this offering. Originally the company had 100 shares of stock, these shares were made into preferred shares and for ever 1 share of preferred stock 10,000 shares of common stock were issued to that shareholder creating 1,000,000 shares of common stock. The previous capitalization of the company was $2.00 with a total $2.00 par value. The current capitalization remains $2.00 but the par value of the company is $1,002.00

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

The company has never been profitable because of its constant expansion cost. The company operated a profitable restaurant on Kirby Drive in Houston Texas(sold in february 2009) known as Century deli located at 3730 kirby and yet the company as whole was not profitable as at the time the company was building its current restaurant operation and had to bear expansion cost. The company plans to become from an operational point of view profitable within six to eight months but cannot guarantee total profitably as whole due to expansion costs. To look for where profits are going one only needs to look to ever increasing net worth or retained earnings of the company.

Event or Expected manner of Date or number of months
Milestone occurrence or method of after receipt of proceeds
achievement when should be accomplished

(1) Company's current restaurant operation will become profitable as sales trends continue to increase, milestone should be reached before receipt of proceeds or at a maximum within 3 months of receipt of proceeds.
(2) Company should find location for new entertainment venue in fairview/avondale area and begin to develop the new business, should be achieved from identifying location to opening new business within 16 months of receipt of proceeds.
(3) Company should open its washington avenue bar operation currently under development within 18 months of the date of this filing
(4) Company's cost of expansions should should no longer amount more than operational profits within three to five years of receipt of proceeds

One should notice the continued increase in retained earnings the company has had and how this trend should continue.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)
Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

Delays from these milestones should not lead to dissolution or bankruptcy of company due to lack of operating expense the company has almost no payroll, and its new washington avenue bar operation has free rent. The total cost to operate the company as if it were taking in no revenue at all is less than $4,000 a month. The company has a low break even point.

Delays however would damage the company financially and slow growth so the leadership works actively to avoid them.
INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given. As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" is a significant point in the Company's development or an obstacle which the Company must overcome in order to become profitable.

OFFERING PRICE FACTORS
If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?
(If losses, show in parenthesis.)
Total $_(30,330)____ (($0.03) per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Not applicable

Offering Price Per Share
Net After-Tax Earnings Last Year Per Share (price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.
$__246,453.42___ ($0.25 per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.
(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

The difference between offered share price and book value represents the respect for the good will and future earnings the company will have that the future investors recognize in the company. A 25% book value is not as speculative as thousands of other securities currently publicly traded in the nation. Also if the minimum amount of shares of the offering are all sold after cost of the offering the book value will rise to $0.50 cents a share (50%) or higher due to influx of cash.

No securities have been sold or issued in the last 12 months only a stock split has occurred which is already disclosed and described in this form.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)
If the maximum is sold: 100%
If the minimum is sold: 30%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion

price if common stock is not
offered.)

If the maximum is sold: $540,000+*
If the minimum is sold: $540,000+*

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: _____$0.00_______. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options,
warrants or rights included in the calculations. The amount of such cash would be: $__0.00

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings
for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8,
the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective
exercise or conversion price.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold	**If Maximum Sold**
	Amount	**Amount**
	%	**%**
Total Proceeds	$300,000	$300,000
Less: Offering Expenses	100%	$100%
Commissions & Finders Fees		
Legal & Accounting	$1,500 (est)	$1,500(est)
Copying & Advertising	$6,000(est)	$6,000
Other (Specify):		
Net Proceeds from Offering	292,500	292,500
Use of Net Proceeds	0	0
Total Use of Net Proceeds	0	0

total proceeds would uses as cash and cash equivalents of the company.

100% 100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Not applicable

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Not applicable

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Not applicable

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Not applicable

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Not applicable

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

Company anticipates no cash flow or liquidity problems, board members have pledged to cover expenses for the company in the event of such a problem. No notes or leases etc will occur. Company is not subject to any judgements or liens or obligations etc.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.
INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses
that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's
business. If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such

funds not so allocated.

The offering will more than satisfy liquidity issues with the company for more than the next 12 months, no additional funds will be needed to be raised. Proceeds will be used for expansion into additional businesses and that purposed only all all expenses reasonable the company will incur with that purpose. Proceeds will not be made as payments to management or other uses such as that.

13. CAPITALIZATION

Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends,recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:
Amount Outstanding

As of: 11/11/2010
As Adjusted

Minimum Maximum
Debt:
Short-term debt (average interest rate %) $____0____
Long-term debt (average interest rate 8.88%) $357,546.58
Total debt $ 357,546.58
Stockholders equity (deficit): 246,453.42
Preferred stock — par or stated value (by class of preferred in order of preferences)
Current capitalization $.02 a share par value $.02 a share
Common stock — par or stated value - no stated value par value $0.001
Additional paid in capital $___0___
Retained earnings (deficit) $__ 246,451.42
Total stockholders equity (deficit) $__ 246,453.42___
Total Capitalization $__2.00 par value $1,002.00

Number of preferred shares authorized to be outstanding:
Number of 100 Par Value $0.02
Class of Preferred Shares Authorized Per Share - one class exists

Number of common shares authorized: 1,000,000 shares. Par or stated value per share, if any: $0.001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights:___0_ shares.

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements
provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

14. DESCRIPTION OF SECURITIES

The securities being offered hereby are:

[X] Common Stock

[ ] Preferred or Preference Stock

[ ] Notes or Debentures

[ ] Units of two or more types of securities composed of:

15. These securities have:

Yes No

[ ] [X] Cumulative voting rights

[ ] [X] Other special voting rights

[ ] [X] Preemptive rights to purchase in new issues of shares

[X] [ ] Preference as to dividends or interest

[ ] [X] Preference upon liquidation

[ ] [] Other special rights or preferences (specify):

16. Are the securities convertible? [ ] Yes [X] No

17. (a) If securities are notes or other types of debt securities:

not debt securities

18. If securities are Preference or Preferred stock:

not preferred stock

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

not applicable

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in (parenthesis): $ 0.00

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

The company plans to list its security with quotation systems (OTCBB & Pink Sheets) and a person may purchase the offered security from their own broker or sales person. Any brokers or sales agents who sell the securities of this offering are acting independently and with out the company's knowledge of how that broker or sales agent is acting. No person has been selected to be the selling agent for the company.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

No compensation is offered to any agent or finder and no agent exists who is the official sales agent of the company. The company will offer its securities through quotation systems and if a person choses to purchase the stock from their sales person or broker that salesperson or broker is acting independently of the company and is not being compensated by the company.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

No material relationships exist with any selling agent/broker.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

No agents are currently identified. If agents are later identified company will notify the SEC immediately.

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

There are no limitations as to who can be sold the securities or who the securities can be resold to no legend is needed. The company has notified the Internal Revenue service of its no longer being elected to be a Subchapter S corporation.

Will the certificates bear a legend notifying holders of such restrictions?
[ ] Yes [] No - *N/A - no legend needed*

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

No such banks etc are currently identified. If agents are later identified company will notify the SEC immediately.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised: - na/
Will interest on proceeds during escrow period be paid to investors? [ ] Yes[ ] No -n/a

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:
Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

There are no resale restrictions to the stock or transfer restrictions.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

No Dividends or Distributions have ever been paid

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer:

Title: Company uses the Title "President"
Name: James R. Perry
Age: 59
Office Street Address: 2310 Converse Houston TX 77006
Telephone No.: (713) 942 1050

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

In the last five years president has worked exclusively for the company.

Education (degrees, schools, and dates):

Alvin Community College - Associates Degree Respiratory Care 12/1994
San Jacinto Community College - Associates Degree - Air-conditioning 5/1990

Also a Director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

Full Time

30. Chief Operating Officer:

Title: *Company Uses title "Vice President "*
Name: Jason Perry
Age:25
Office Street Address: 2310 Converse Houston TX 77006
Telephone No.: (713) 942 1050

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

In the last five years Vice President has worked exclusively for the company.

Education (degrees, schools, and dates):

University of St. Thomas - Baccalaureate Degree - Political Science - 5/2010

Also a Director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

Full Time

31. Chief Financial Officer:

Title: *Falls under responsibility of secretary*

Current Secretary is Jason Perry who concurrently is vice president see information for Vice president

32. Other Key Personnel:

No other key personnel exist.

DIRECTORS OF THE COMPANY

33. Number of Directors: 2
If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:
N/A - Elected annually

34. Information concerning outside or other Directors (i.e. those not described above):

Directors are same as officers above.

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?
[ ] Yes [X] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

N/A

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of he Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

N/A - has conducted operations and officers never managed other start ups

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

N/A - all are employees

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

N/A - no insurance policies exist

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation

or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions. Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

N/A No bankruptcies by companies or personally related to company or its key personnel, etc.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

James R. Perry
Owns 50% of Preferred Stock
Owns 35% of Common Stock
3903 Cedarwood Dr.
Pearland TX 77584
713 942 1050

Jason G. Perry
Owns 50% of Preferred Stock
Owns 35% of Common Stock
3903 Cedarwood Dr.
Pearland TX 77584
713 942 1050

The Carlyle | ULTRA, inc.
company itself owns 30% of common stock
2310 converse
houston, tx 77006

38. Number of shares beneficially owned by Officers and Directors as a group:
Before offering: 700,000 common shares (70% of total outstanding) 100 shares preferred (100% total outstanding)
After offering: a) Assuming minimum securities sold: 700,000 common shares (70% of total outstanding) 100 shares preferred (100% total outstanding)
b) Assuming maximum securities sold: 0 common shares (0% of total outstanding) 100 shares preferred (100% total outstanding)

(Assume all options exercised and all convertible securities converted.)
INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that
would allow a person to direct or control the voting of the shares (or share in such direction or control - as, for example,
a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set
forth in a footnote to the "Number of Shares Now Held."

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

President James R. Perry is the Biological Father of Vice President Jason G. Perry

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.
(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Patricia A. Perry wife of James R. Perry has Loaned to the company money. At the time of the writing of the document the total amount owed to Patricia A. Perry is $138,546.58. Payment is deferred until 2012 when it will be payed back over 180 payments interest rate is 10.5% fixed.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	**Other**
Chief Executive Officer	$ 0	$ 0
Chief Operating Officer	0	0
Chief Accounting Officer	0	0
Key Personnel:		
Others:		
Total:	$ 0	$ 0
Directors as a group (number of persons__)	$ 0	$ 0

(b) If remuneration is expected to change or has been unpaid in prior years, explain:
(c) If any employment agreements exist or are contemplated, describe:

No employment agreements exist

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: ____0______ shares (__0____ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of

convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

N/A

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: ___0___ shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Such agreements could only come into existence by resolution of board of directors.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

the company is dependent on the work of James Perry and Jason Perry who own the vast majority of the equity in the company their staying with the company is based on their desire to see appreciation in the stock price of the company to increase their own net worths. The two Perry's are with out non compete clauses but are highly unlikely to leave or be terminated by the company.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

Compensation is beyond reasonable the two Perry's worth for no compensation

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

Previous Litigation

Jason Perry & Carlyle | ULTRA, inc. V. Masad Baba and Willie oakolie as Owner of Willis Investments, Harris County Civil Court 2007. - Case was settled in 2008 at company advantage. Case involved the non-returning of $10,000 earnest money to the company in a real estate type transaction the Company settled out of court for $15,000.

The Carlyle | ULTRA, inc. v The City of Houston, Texas District court for Harris County 2010 - Proceeding Stricken and Jurisdiction Pleaded by City. City of Houston and Carlyle agreed for Carlyle to refile its case seeking an injunction against the city's actions agreeing that Carlyle was not in conflict with the city but rather the actions of a City Employee related to enforcement of Parking lot rules. Since the case was stricken the City has allowed Carlyle to seek Variance to make its parking lot exempt from future enforcements form the city therefore Settled in company's favor.

Current Litigation

No current ligation threatened or acted upon exists against company.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

The Company has been taxed previously under subchapter S of the IRS code, however the company to be able to complete this offering has notified the IRS of its no longer being elected to be taxed in this manner and its wanting to be taxed as a normal for-profit American Corporation. The Company can not at this time disclose any at all tax advantages it will bring to the investor who purchases its securities. The Investor may have to eventually pay taxes on dividends it receives or capital gains it makes. Investor make be forced to pay other Taxes as a result of purchasing the company's securities not here mitigated.

Name of Tax Advisor:

N/A

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

No applicable Miscellaneous factors exist

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

See Attached Exhibits which include current Financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The historical losses of the company have been due to the companies consistent and constant expansion practices. Currently the company has seen some actual operation losses due to its having a newly opened restaurant that has not yet developed a customer base, however sales are increasing and profit on that operation is expected soon. Company is taking action to create operational profits on it business but sees future losses because of planned expansions. Company has increased net worth and retained earnings consistently.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The Restaurant industry that the company is currently in is showing a positive trend as the entire country slowly comes out of recession the company expects to see increases in markets for the restaurant industry and alternative entertainment. No estimate of the impact on the company or exact effect of this upturn can be made at this time.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: __70__ %. What is the anticipated gross margin for next year of operations? Approximately __70___ %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Margin on product currently sold being food service is around 70% there is no expected change in margin. Because of the nature of the alternative entertainment industry and the restaurant industry being so different operation to operation it is impossible to determine a standard margin the industry has.

50. Foreign sales as a percent of total sales for last fiscal year: ___0__ %. Domestic government sales as a percent of total domestic sales for last fiscal year: __100__ %. Explain the nature of these sales, including any anticipated changes:

Sales come from restaurant operation in Houston, Texas. The company will expand into other businesses in Houston, Texas so no foreign sales should exist.

Filed ________________ Registration Number ________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Part three - Exhibits

to official Circular (model A) of The Carlyle | UTLRA, inc.

The Carlyle | ULTRA

The Carlyle | ULTRA, inc.
2310 Converse
Houston, TX 77006

Item 1 - Index of Exhibits



TEXAS COMPTROLLER OF PUBLIC ACCOUNTS

SUSAN COMBS • COMPTROLLER • AUSTIN, TEXAS 78774

November 12, 2010

CERTIFICATE OF ACCOUNT STATUS

THE STATE OF TEXAS
COUNTY OF TRAVIS

I, Susan Combs, Comptroller of Public Accounts of the State of Texas, DO HEREBY CERTIFY that according to the records of this office

THE CARLYLE | ULTRA, INC.

is, as of this date, in good standing with this office having no franchise tax reports or payments due at this time. This certificate is valid through the date that the next franchise tax report will be due May 16, 2011.

This certificate does not make a representation as to the status of the entity's registration, if any, with the Texas Secretary of State.

This certificate is valid for the purpose of conversion when the converted entity is subject to franchise tax as required by law. This certificate is not valid for any other filing with the Texas Secretary of State.

GIVEN UNDER MY HAND AND
SEAL OF OFFICE in the City of
Austin, this 12th day of
November 2010 A.D.

Susan Combs
Texas Comptroller

Taxpayer number: 32025108260
File number: 0800761148

Form 05-304 (Rev. 12-07/17)

For-Profit Stock

Articles of incorporation of

The Carlyle | ULTRA, inc.

for

Certificate of Formation
For-Profit Corporation

Article One: The entity formed is a for-profit corporation named The Carlyle | ULTRA, inc.

Article Two: The initial registered agent of The The Carlyle | ULTRA, inc. is James Ronald Perry a Texas resident who resides at 3903 Cedarwood Dr. Pearland, TX 77584. The initial registered business address is 3903 Cedarwood Dr. Pearland, TX 77584.

Article Three: The following persons shall constitute the board of directors of The Carlyle | ULTRA, inc. until the first annual meeting of shareholders or until their successors are elected an qualified are as follows:

James Ronald Perry, 3903 Cedarwood Dr. Pearland, Tx 77584

Jason Glen Perry, 3903 Cedarwood Dr. Pearland, Tx 77584

Article Four: The Total Number of Shares the Corporation is authorized to issue is 100. The Par Value of each of the authorized shares is $ 0.02

Article Five: The purpose for which the corporation is formed is for the transaction of any and all lawful business for which a for-profit corporation may be organized under the Texas Business Organizations Code.

Organizer: The name and address of the organizer are as follows:

James Ronald Perry, 3903 Cedarwood Dr. Pearland, TX 77584

Effectiveness: The document becomes effective when the document is filed by the Secretary of State.

Execution:
The undersigned signs the document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument:

Date: January 9th 2007

Signed:

[signature]

The Carlyle | ULTRA, inc.
2310 Converse Houston 77006

Admendment To Certificate of Filing

of

Texas For-Profit Corpation

for

The Carlyle | ULTRA, inc.

The Carlyle | ULTRA, inc. (herein: Carlyle) Amdends its Certificate of Filing as Follows

Replace Article 4. in its entirety to read

"**4.0** Whereas The Carlyle | ULTRA, inc. had 100 Shares of stock with a Par Value of $0.02 The Carlyle | ULTRA, inc. herein commences a stock split which makes its original 100 shares to be considered 100 shares of preffered stock. And Whereas Each Share Holder who owns a share of the original 100 shares of stock will recieve in addition to their every 1 share of peffered stock the share holder will be issued 10,000 common shares of stock with a par value of $0.001.

The Total Amount of Stock after the stock split is now 100 shares of preffered stock with a par value of $0.02 a share and 1,000,000 shares of common stock with a par value of $0.001 a share.

Preffered shares have voting rights; common shares do not have voting rights."

Execution: To be effective at the moment of Filing.

For-profit stock

By-Laws of

The Carlyle | ULTRA

The Carlyle | ULTRA, inc.
2310 Converse
Houston TX 77006

Execution – These bylaws are to be effective after the adoption of these bylaws by the board of directors of the company and at the moment of filing by the Secretary of the State of the State of Texas of a recent amendment to the certificate of filing of the Company.

Superseding Precedent – these bylaws hereby revoke all past bylaws of the company, any past or future resolution or decision of the board that is in conflict with these bylaws should be nullified and superseded by these bylaws.

ARTICLE I

Offices

1.1 **Registered Office and Registered Agent**: The registered office of the corporation shall be located in the State of Texas at such place as may be fixed from time to time by the Board of Directors upon filing of such notices as may be required by law, and the registered agent shall also have an office in the State of Texas.

1.2 **Other Offices**: The Corporation may have other offices within or outside the State of Texas.

ARTICLE 2

Shareholder's Meetings

2.1 **Meeting Place**: All meetings of the shareholders shall be held the registered office of the corporation, or at such place as shall be determined from time to time by the Board of Directors, and the place at which any such meeting shall be held shall be stated in the notice of the meeting.

2.2 **Annual Meeting Time**: The annual meeting of the shareholders for the election of directors and for the transaction of such other business as may properly come before the meeting, shall be held each year on February 5th, at the hour of 2pm, if not a legal holiday, and if a legal holiday, then on the day following, at the same hour.

2.3 **Annual Meeting - Order of Business**: At the annual meeting of shareholders, the order of business shall be as follows:

(a) Calling of the meeting to order.
(b) Proof of notice of meeting (or filing of waiver).
(c) Reading of minutes of last annual meeting.
(d) Report of officers.
(e) Reports of committees.
(f) Election of directors.
(g) Miscellaneous business.

2.4 **Special Meetings**: Special meetings of the shareholders for any purpose may be called at any time by the President, Board of Directors, or the holders of not less than 20% of all shares entitled to vote at the meeting.

2.5 **Notice**:

(a) Notice of the time and place of an annual meeting of shareholders shall be given by delivering personally or by mailing a written or printed notice of the same, at least ten days, and not more than fifty days, prior to the meeting, to each shareholder of record entitled to vote at such meeting.

(b) At least ten days and not more than fifty days prior to the meeting, written or printed notice of each special meeting, and the purpose or purposes for which the meeting

is called, shall be delivered personally, or mailed to each shareholder of record entitled to vote at such meeting.

2.6 Voting Record: At least ten days before each meeting of shareholders, a complete record of the shareholders entitled to vote at such meeting, or any adjournment thereof, shall be made, arranged in alphabetical order, with the address of and number of shares held by each, which record shall be kept on file at the registered office of the corporation for a period of ten days prior to the meeting. The records shall be kept open at the time and place of such meeting for the inspection of any shareholder.

2.7 Quorum: Except as otherwise required by law:

(a) A quorum at any annual or special meeting of shareholders shall consist of shareholders representing, either in person or by proxy, a majority of the outstanding capital stock of the corporation, entitled to vote at such meeting.

(b) The voters of a majority in interest of those present at any properly called meeting or adjourned meeting of shareholders at which a quorum as in this paragraph defined is present, shall be sufficient to transact business.

2.8 Closing of Transfer Books and Fixing Record Date: For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders, or any adjournment thereof, or entitled to receive payment of any dividend, the Board of Directors may provide that the stock transfer books shall be closed for a stated period not to exceed fifty days nor be less than ten days preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a record date for any such determination of shareholders, such date to be not more than fifty days, and, in case of a meeting of shareholders, not less than ten days prior to the (late on which the particular action requiring such determination of shareholders is to be taken.

2.9 Proxies: A shareholder may vote either in person or by proxy executed in writing by the shareholder, or his duly authorized attorney-in-fact. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

2.10 Action by Shareholders Without a Meeting: Any action required or which may be taken at a meeting of shareholders of the

corporation, may be taken at a meeting if a consent in writing, setting forth the action so taken, shall be signed by at least 51% all of the shareholders entitled to vote with respect to the subject matter thereof. Such consent shall have the same force and effect as a unanimous vote of the shareholders.

2.11 **Waiver of Notice**: A waiver of notice required to be given any shareholder, signed by the person or persons entitled to such notice, whether before or after the time stated therein for the meeting, shall be equivalent to the giving of such notice.

ARTICLE 3

Stock

3.1 **Certificates**: Certificates of stock shall be issued in numerical order, and each shareholder shall be entitled to a certificate signed by the President, or a Vice President, and the Secretary or Assistant Secretary, and may be sealed with the seal of the corporation or a facsimile thereof The signatures of such officers may be facsimiles if the certificate is manually signed on behalf of the transfer agent, or registered by a registrar, other than the corporation itself or an employee of the corporation. If an officer who has signed or whose facsimile signature has been placed upon such certificate ceases to be an officer before the certificate is used, it may be issued by the corporation with the same effect as if the person were an officer on the date of issue.

3.2 **Transfer**: Transfers of stock shall be made only upon the stock transfer books of the corporation, kept at the registered office of the corporation or at its principal place of business, or at the office of its transfer agent or registrar; and before a new certificate is issued. the old certificate shall be surrendered for cancellation. The Board of Directors may, by resolution, open a share register in any state of the United States, and may employ an agent or agents to keep such register, and to record transfers or shares therein.

3.3 **Registered Owner**: Registered shareholders shall be treated by the corporation as the holders in fact of the stock standing in their respective names and the corporation shall not be bound to recognize any equitable or other claim to or interest in any share on the part of any other person, whether or not it shall have express or other notice thereof, except as expressly provided below or by the laws of the State of Texas. The Board of Directors may adopt by resolution a procedure whereby a shareholder of the corporation may certify in writing to the

corporation that all or a portion of the shares registered in the name of such shareholder are held for the account of a specified person or persons. The resolution shall set forth:

(a) The classification of shareholder who may certify;
(b) The purpose or purposes for which the certification may be made;
(c) The form of certification and information to be contained therein;
(d) If the certification is with respect to a record date or closing of the stock transfer books, the date within which the certification must be received by the corporation; and

(e) Such other provisions with respect to the procedure as are deemed necessary or desirable.

Upon receipt by the corporation of a certification complying with the procedure, the persons specified in the certification shall be deemed, for the purpose or purposes set forth in the certification, to be the holders of record of the number of shares specified in place of the shareholder making the certification.

A shareholder may also preform the above process described in 3.3 by notifying or working with the company's chosen transfer agent.

3.4 **Mutilated, Lost, or Destroyed Certificates**: In case of any mutilation, loss or destruction of any certificate of stock, another may be issued in its place on proof of such mutilation, loss or destruction. The Board of Directors may impose conditions on such issuance and may require the giving of a satisfactory bond or indemnity to the corporation in such sum as they might determine or establish such other procedures as they deem necessary.

3.5 **Fractional Shares or Scrip**: The Corporation may:

(a) Issue fractions of a share which shall entitle the holder to exercise voting rights, to receive dividends thereon, and to participate in any of the assets of the corporation in the event of liquidation;
(b) Arrange for the disposition of fractional interests by those entitled thereto;
(c) Pay in cash the fair market value of fractions of a share as of the time when those entitled to receive such shares are determined; or

(d) Issue script in registered or bearer form which shall entitle the holder to receive a certificate for the full share upon surrender of such script aggregating a full share.

3.6 **Shares of Another Corporation**: Shares owned by the corporation in another corporation, domestic or foreign, may be voted by such officer, agent or proxy as the Board of Directors may determine or, in the absence of such determination, by the President of the Corporation.

3.7 **Classes of Stock:** The company shall have two classes of stock named: Preferred stock and Common Stock. Common stock will receive any cash dividends the company issues and will number 1,000,000 shares. Preferred stock will receive voting rights and number 100 shares.

ARTICLE 4

Board of Directors

4.1 **Numbers and Powers**: The management of all the affairs, property and interest of the corporation shall be vested in the Board of Directors, consisting of persons who shall be elected for a term of one year, and shall hold office until their successors are elected and qualified. Directors need not be shareholders or residents of the State of Texas. In addition to the powers and authorities granted by these Bylaws, and the Certificate of Filing expressly conferred upon it, the Board of Directors may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Certificate of Filing or by these Bylaws directed or required to be exercised or done by the shareholders. The current number of directors must number at least two but not exceed 10 directors.

4.2 **Change of Number**: The number of directors may at any time be increased or decreased by amendment of these Bylaws, but no decrease shall have the effect of shortening the term of any incumbent director.

4.3 **Vacancies**: All vacancies in the Board of Directors, whether caused by resignation, death or, otherwise, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill any vacancy shall hold office for the unexpired term of his predecessor and until his successor is elected and

qualified. Any directorship to be filled by reason of an increase in the number of directors may be filled by the Board of Directors for a term of office continuing only until the next election of directors by the shareholders.

4.4 **Removal of Directors**: At a meeting of shareholders called expressly for that purpose, the entire Board of Directors, or any member thereof, may be removed by a vote of the holders of a majority of shares then entitled to vote at an election of such shareholders.

4.5 **Regular Meetings**: Regular meetings of the Board of Directors or any committee may be held without notice at the registered office of the corporation or at such place or places, either within or without the State of Texas, as the Board of Directors or such committee, as the case may be, may from time to time designate. The annual meeting of the Board of Directors shall be held without notice immediately after the adjournment of the annual meeting of shareholders.

4.6 **Special Meetings**: Special meetings of the Board of Directors may be held at any place and at any time and may be called by the Chairman of the Board or any officer/director.

4.7 **Notice of Meetings**: Unless the Certificate of filing provides otherwise, any regular meeting of the Board of Directors may be held without notice of the date, time, place, or purpose of the meeting. Any special meeting of the Board of Directors may preceded by at least two days' notice of the date, time, and place of the meeting, but not of its purpose, unless the Certificate of Filing of these Bylaws require otherwise. Notice may be given personally, by facsimile, by mail, or in any other manner allowed by law. Oral notification shall be sufficient only if a written record of such notice is included in the Corporation's minute book. Notice shall be deemed effective at the earliest of. (a) receipt; (b) delivery to the proper address or telephone number of the directors as shown in the Corporation's records; or (c) five days after its deposit in the United States mail, as evidenced by the postmark, if correctly addressed and mailed with first-class postage prepaid. Notice of any meeting of the Board of Directors may be waived by any director at any time, by a signed writing, delivered to the Corporation for inclusion in the minutes, either before or after the meeting. Attendance or participation by a director at a meeting unless the director promptly objects to holding the meeting or to the transaction of any business on the grounds that the meeting was not lawfully convened and the director does

not thereafter vote for or assent to action taken at the meeting.

4.8 **Quorum**: A majority of the whole Board of Directors shall be necessary at all meetings to constitute a quorum for the transaction of business.

4.9 **Waiver of Notice**: Attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened. A waiver of notice signed by the director or directors, whether before or after the time stated for the meeting, shall be equivalent to the giving of notice.

4.10 **Registering Dissent**: A director who is present at a meeting of the Board of Directors at which action on a corporate matter is taken shall be presumed to have assented to such action unless his dissent shall be entered in the minutes of the meeting, or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting, before the adjournment thereof, or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

4.11 **Executive and Other Committees**: Standing or special committees may be appointed from its own number by the Board of Directors from time to time and the Board of Directors may from time to time invest such committees with such powers as it may see fit, subject to such conditions as may be prescribed by such Board. An Executive Committee may be appointed by resolution passed by a majority of the full Board of Directors. It shall have and exercise all of the authority of the Board of Directors, except in reference to amending the Certificate of Filing, adopting a plan of merger or consolidation, recommending sale, lease or exchange or other disposition of all or substantially all the property and assets of the corporation otherwise than in the equal and regular course of business, recommending a voluntary dissolution or a revocation thereof, or amending the Bylaws. All committees so appointed shall keep regular minutes of the transactions of their meetings and shall cause them to be recorded in books kept for that purpose in the office of the corporation. The designation of any such committee and the delegation of authority thereto, shall not relieve the Board of Directors, or any member thereof, of any responsibility imposed by law.

4.12 **Remuneration**: No stated salary shall be paid directors, as such, for their service, but by resolution of the Board of Directors. A fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of such Board; provided, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefore. Member of standing or special committees may be allowed like compensation for attending committee meetings.

4.13 **Loans**: No loans shall be made by the corporation to the directors, unless first approved by the holders of two-thirds of the voting shares. No loans shall be made by the corporation secured by its own shares.

4.14 **Action by Directors Without a Meeting**: Any action required or which may be taken without a meeting of the directors, or of a committee thereof, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors, or all of the members of the committee, as the case may be. Such consent shall have the same effect as a unanimous vote.

4.15 **Action of Directors by Communications Equipment**: Any action required or which may be taken at a meeting of directors, or of a committee thereof, may be taken by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time.

ARTICLE 5

Officers

5.1 **Designations**: The officers of the corporation shall be a President, one or more Vice-Presidents (one of more of whom may be Executive Vice-President), a Secretary and a Treasurer, and such Assistant Secretaries and Assistant Treasurers as the Board may designate, who shall be elected for one year by the directors at their first meeting after the annual meeting of shareholders, and who shall hold office until their successors are elected and qualified. Any two or more offices may be held by the same person, except the offices of President and Secretary.

5.2 **The President**: The president shall preside at all meetings of shareholders and directors, shall have general supervision of

the affairs of the corporation, and shall perform all other duties as are incident to his office or are properly required of him by the Board of Directors.

5.3 **Vice President**: During absence or disability of the President, the Executive Vice-Presidents in the order designated by the Board of Directors, shall exercise all functions of the President. Each Vice-President shall have such powers and discharge such duties as may be assigned to him from time to time by the Board of Directors.

5.4 **Secretary and Assistant Secretaries**: The Secretary shall issue notices for all meetings, except for notices for special meetings of shareholders and special meetings of the directors which are called by the requisite number of shareholders or directors, shall keep the minutes of all meetings, shall have charge of the seal and the corporate books, shall make such reports and perform other duties as are incident to his office, or are properly required of him by the Board of Directors. The Assistant Secretary, or Assistant Secretaries in the order designated by the Board of Directors, shall perform all of the duties of the Secretary during the absence or disability of the Secretary, and at other times may perform such duties as are directed by the President or the Board of Directors.

5.5 **Secretary acts as Tresurer or Financial officer**: The secretary shall have the custody of all moneys and securities of the corporation and shall keep regular books on account. He shall disburse funds of the corporation in payment of the just demands against the corporation or as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Board of Directors from time to time as may be required of him, an account of all his transactions as Treasurer and of the financial conditions to his office or that are properly required of him by the Board of Directors. The Assistant secretary, or Assistant secretaries in the order designated by the Board of Directors, shall perform all of the duties of the Treasurer in the absence or disability of the secretary, and at other times may perform such other duties as are directed by the President or the Board of Directors.

5.6 **Delegation**: In the case of absence or inability to act of any officer of the corporation and of any person herein authorized to act in his place, the Board of Directors may from time to time delegate the powers or duties of such officer to any other officer or any director or other person whom it may select.

5.7 **Vacancies**: Vacancies in any office arising from any cause may be filled by the Board of Directors at any regular or special meeting of the Board.

5.8 **Other Officers**: Directors may appoint such other officers and agents as it shall deem necessary or expedient, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

5.9 **Loans**: No loans shall be made by the corporation to any officer, unless first approved by the holders of two-thirds of the voting shares.

5.10 **Term - Removal**: The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer or agent elected or appointed by the Board of Directors may be removed at any time, without cause, by the affirmative vote of a majority of the whole Board of Directors, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

5.11 **Bonds**: The Board of Directors may, by resolution, require any and all of the officers to give bonds to the corporation, with sufficient surety or sureties, conditioned for the faithful performance of the duties of their respective offices, and to comply with such other conditions as may from time to time be required by the Board of Directors.

5.12 **Salaries**: The salaries of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.

ARTICLE 6

Dividends and Finance

6.1 **Dividends**: Dividends may be declared by the Board of Directors and paid by the corporation out of the unreserved and unrestricted earned surplus of the corporation, or out of the unreserved and unrestricted net earnings of the current fiscal year, subject to the conditions and limitations imposed by the State of Texas. The stock transfer books may be closed for the payment of dividends during such periods of not exceeding fifty days, as from time to time may be fixed by the Board of Directors. The Board of Directors, however, without closing the books of the corporation, may declare dividends payable only to

holders of record at the close of business, on any business day not more than fifty days prior to the date on which the dividend is paid.

6.2 **Reserves**: Before making any distribution of earned surplus, there may be set aside out of the earned surplus of the corporation such sum or sums as the directors from time to time in their absolute discretion deem expedient dividends, or for maintaining any property of the corporation, or for any other purpose, and earned surplus of any year not set apart until otherwise disposed of by the Board of Directors.

6.3 **Depositories**: The moneys of the corporation shall be deposited in the name of the corporation in such bank or trust company or trust companies as the Board of Directors shall designate, and shall be drawn out only by check or other order for payment of money signed by such persons and in such manner as may be determined by resolution of the Board of Directors.

ARTICLE 7

Notices

Except as may otherwise be required by law, any notice to any shareholder or director may be delivered personally or by mail. If mailed, the notice shall be deemed to have been delivered when deposited in the United States mail, addressed to the addressee at his last known address in the records of the corporation, with postage thereon prepaid.

ARTICLE 8

Seal

The corporate seal of the corporation shall bear on it the image of a compass rose, the slogan "always fabulous," the phrase "Texas 2007," and shall read "The Corporate seal of the Carlyle | ULTRA, inc." The procurement of a corporate seal shall be discretionary only, and is not required.

ARTICLE 9

Books and Records

The corporation shall keep correct and complete books and record of accounts and shall keep minutes of the proceedings of its shareholders and Board of Directors, and shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its shareholders, giving the names and addresses of all shareholders and the number and class of

the shares held by each. Any books, records, and minutes may be in written form or any other form capable of being converted into written form within a reasonable time.

ARTICLE 10

Special Corporate Acts

10.1 <u>Execution of Written Instruments</u>: Contracts, deeds, documents, and instruments shall be executed by the President alone unless the Board of Directors shall, in a particular situation, designate another procedure for their execution.

10.2 <u>Signing of Checks or Notes</u>: Checks, notes, drafts, and demands for money shall be signed by the officer or officers from time to time designated by the Board of Directors.

10.3 <u>Indemnification of Directors and Officers</u>: The corporation shall indemnify any and all directors or officers or former directors or former officers or any person who may have served at its request as a director or officer of the corporation or of any other corporation in which it is a creditor, against expenses actually or necessarily incurred by them in connection with the defense or settlement of any action, suit, or proceeding brought or threatened in which they, or any of them, are or might be made parties, or a party, by reason of being or having been directors or officers or a director or an officer of the corporation, or of such other corporation. This indemnification shall not apply, however, to matter as to which such director or officer or former director or officer or person shall be adjudged in such action, suit, or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of other rights to which those indemnified may be entitled, under any law, bylaw, agreement, vote of shareholders, or otherwise.

ARTICLE 11

Amendments

11.1 <u>By Shareholders</u>: These Bylaws may be altered, amended or repealed by the affirmative vote of a majority of the voting stock issued and outstanding at any regular or special meeting of the shareholders.

11.2 <u>By Directors</u>: The Board of Directors shall have the power to make, alter, amend and repeal the Bylaws of this corporation. However any such alteration, amendment, or repeal of the Bylaws, may be changed or repealed by the holders of a majority of the

stock entitled to vote at any shareholders meeting.

11.3 Emergency Bylaws: The Board of Directors may adopt emergency Bylaws, Bylaws: subject to repeal or change by action of the shareholders, which shall be operative during any emergency in the conduct of business of the corporation resulting from an attack on the United States or any nuclear or atomic disaster.

ARTICLE 12
Shareholder's Bill of Rights

12.1 Right To Response to Inquiry: The holder of any share of capital stock has the right to inquire to any board member about any matter related to the company via mail or electronic mail and the board member himself shall respond to the shareholder within 8 business days.

12.2 Right to information request: The shareholder may request information from a board-member about the company about any matter and the board-member must reply with the said information within 8 business days or respond with in 8 business days a reasonable time table for when the information will be relayed to the shareholder if the information gathering will require more time to gather. The board-member may only deny such a request for information if the information would put the company in some sort of jeopardy or open the company up to be able to incur injury.

12.3 Right to attend any management meeting: the shareholder has the right to attend any meeting held by management of the corporation, there shall be no closed doors meeting except in cases where keeping the meeting public could cause the company to be exposed to injury.

12.4 10% at any business owned by company: A shareholder upon providing to an employee of the company proof of ownership of any share of capital stock shall receive a 10% discount on services offered at any business owned by the company.

ADOPTED ON 11/10/10.

Rights of Security Holders

The rights of security holders of the stock offered, the common stock of the company shall be any right guaranteed by law and the rights guaranteed by the bylaws of the company which are:

1. Right to dividends: any dividend the company issues will be apportioned to the common stock shareholders of the company.
2. Right to response inquiry: the shareholders have the right to inquire about matters of the company and be written back by appropriate management in 8 business days or less.
3. Right to information request: the shareholders have right to request specific information about the company
4. right to attend any management meeting
5. right to receive 10% discount on goods or services at any company owned business.

Current Balance Sheet as of November 2010

Assets:

Cash and Cash Equivalents	$ 4,000
Real Property and Equipment	$ 650,000
Good will	$ 0
Intangible	$ 0
Total	$654,000

Liabilities

Short term	$0
Long Term	$ 138,546.58
Long Term tied to Property	$ 269,000

Stockholder Equity

Capital Stock paid in	$ 2
Total Shareholder Equity	$246451.42

Income Statement period ending 12/31/2009
For
The Carlyle | ULTRA, inc.

Gross receipts :		$962.00
Cost of Goods Sold:		$0.00
Gross Profit		$962.00
other income		$20,500
total income		$21462.00
Expenses:		
repairs:	$3450	
bad debt	$1162	
rent	$31800	
licenses/tax	$163	
depreciation	$4483	
advertising	$634	
other	$10100	

OPERATING PROFIT OR LOSS (\$30,330)

Federal Taxes Paid	$0
Interest expense	$0

PROFIT APPLIED TO SHARE HOLDERS (\$30,300)

MANAGEMENT SIGNATURE PAGE

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, Texas, on this 15th day of November, 2010.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS OFFERING STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

The Carlyle | ULTRA, inc.

By: James R. Perry

James R. Perry -- 11/15/2010
President (Same Powers of Chief Executive Officer)

By: Jason G. Perry

Jason Perry -- 11/15/2010
Vice President (Same Powers of Chief Operating Officer)
Secretary (with same powers of Chief Financial Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that James R. Perry and Jason G. Perry are the true and lawful attorneys-in-fact and agents with full power of substitution, for them to place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Offering Statement, and to sign any registration statement for the same offering covered by this Offering Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

The Undersigning of this document was Witnessed by me on 11/15/2010

Name Zinal Patel and I am a Texas notary public

whose commission Expires on 06|10|2014

Signature ZPatel.


NOTARY PUBLIC
STATE OF TEXAS
Zinal Patel
Notary Public
State of Texas
My Commission Exp 06/10/2014